EXHIBIT 99.2

                GREEN FOOD PEREGRINE CHILDREN'S FOOD CO. LTD.

                        ____________________________

                   REPORT ON AUDITED FINANCIAL STATEMENTS

               FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998

                        _____________________________


                Green Food Peregrine Children's Food Co. Ltd.

                        Index to Financial Statements

Report of Independent Certified Public Accountants                    F-2

Financial Statements
  Balance Sheets                                                      F-3
  Statements of Operations and Comprehensive Loss                     F-4
  Statement of Investor Equity (Deficit)                              F-5
  Statements of Cash Flows                                            F-6
  Summary of Accounting Policies                                      F-7
  Notes to Financial Statements                                      F-11


Report of Independent Certified Public Accountants

The Board of Directors
China Premium Food Corporation:

We have audited the accompanying balance sheets of Green Food Peregrine Children's Food Co. Ltd. (a Chinese Limited Liability Company) as of December 31, 1997 and 1998, and the related statements of operations and comprehensive loss, investors' equity (deficit) and cash flows for years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Green Food Peregrine Children's Food Co. Ltd. as of December 31, 1997 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Basis of Presentation to the financial statements, the Company has experienced operating losses since its inception and, at December 31, 1998, has an investors' deficit of $527,749 that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Basis of Presentation to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                          BDO Seidman, LLP

Los Angeles
March 25, 1999

                GREEN FOOD PEREGRINE CHILDREN'S FOOD CO. LTD.

                               BALANCE SHEETS

                                                        December 31,
                                                 --------------------------
                                                    1997            1998
                                                    ----            ----

ASSETS

Current assets:
  Cash and cash equivalents                      $  183,523      $   70,352
  Accounts receivable, less allowances for
   doubtful accounts of $20,546 and $16,803         390,132         319,257
  Other receivable                                   18,135         102,431
  Inventory (Note 1)                                 77,547          45,693
  VAT refund receivable                              31,525               -
  Prepaid expenses                                   16,628          23,659
  Deposits                                           19,693               -
                                                 --------------------------

Total current assets                                737,183         561,392
                                                 --------------------------

Property, plant and equipment, net (Note 2)       1,738,349       1,410,179

Proprietary technology, net                          60,593          52,243

Organizational expenses, net                        428,389         238,025
                                                 --------------------------

Total assets                                     $2,964,514      $2,261,839
                                                 ==========================

LIABILITIES AND INVESTORS' EQUITY (DEFICIT)

Current liabilities:
  Bank loans (Note 3)                            $1,026,595      $1,147,523
  Related party loan (Note 4)                             -         529,066
  Accounts payable                                  213,614         181,652
  Accrued liabilities                               667,176         924,867
  VAT Payable                                             -          19,343
  Advances from customers                            10,681           7,030
                                                 --------------------------

Total current liabilities                         1,918,066       2,809,481
Long-term bank loan (Note 4)                        205,319               -
                                                 --------------------------

Total liabilities                                 2,123,385       2,809,481
                                                 --------------------------

Commitments and contingencies (Note 6)

Investors equity:
  Paid-in capital                                 5,000,000       5,000,000
  Accumulated deficits                           (3,938,890)     (5,327,549)
  Accumulated other comprehensive loss -
   translation adjustment                          (219,981)       (220,093)
                                                 --------------------------

Total investors' equity (deficit)                   841,129        (547,642)
                                                 --------------------------

Total liabilities and investors' equity
 (deficit)                                       $2,964,514      $2,261,839
                                                 ==========================

See accompanying summary of accounting policies and notes to financial statements.

                GREEN FOOD PEREGRINE CHILDREN'S FOOD CO. LTD.

               STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

                                                  Years ended December 31,
                                               ----------------------------
                                                   1997             1998
                                                   ----             ----

Net sales                                      $   730,195      $   828,221

Cost of sales                                      852,277          952,449
                                               ----------------------------

Gross profit                                      (122,082)        (124,228)

Selling expense                                    380,836          321,219
General and administrative expense                 782,504          737,192
                                               ----------------------------

Loss from operations                            (1,285,422)      (1,182,639)

Other income (expense):
  Interest (expense) income, net                  (235,761)        (243,254)
  Other - net                                       58,200           37,234
                                               ----------------------------

Loss before income taxes                        (1,462,983)      (1,388,659)

Income taxes (Note 5)                                    -                -
                                               ----------------------------

Net loss                                       $(1,462,983)     $(1,388,659)

Other comprehensive income (loss) -
 translation adjustment                              2,722             (112)
                                               ----------------------------

Comprehensive loss                             $(1,460,261)     $(1,388,771)
                                               ============================

See accompanying summary of accounting policies and notes to financial statements.

                GREEN FOOD PEREGRINE CHILDREN'S FOOD CO. LTD.

                  STATEMENTS OF INVESTORS' EQUITY (DEFICIT)

                   YEARS ENDED DECEMBER 31, 1997 AND 1998

                                          Paid-in Capital
                             --------------------------------------
                                Green                                   Accumulated      Translation
                                Food           CPFC       AmerChina       Deficit        Adjustment        Total
                                -----          ----       ---------     -----------      -----------       -----

January 1, 1996              $1,500,000     $1,870,224     $120,000     $(2,475,907)     $(222,703)     $   791,614

Capital injection in 1/97                      200,000                                                      200,000
Capital injection in 4/97                      929,776                                                      929,776
Capital injection in 4/97                      380,000                                                      380,000
Net loss                                                                 (1,462,983)                     (1,462,983)
Translation adjustments                                                                      2,722            2,722
                             --------------------------------------------------------------------------------------

December 31, 1997             1,500,000      3,380,000      120,000      (3,938,890)      (219,981)         841,129

Equity transfer in 2/98                        120,000     (120,000)                                              -
Net loss                                                                 (1,388,659)                     (1,388,659)
Translation adjustments                                                                       (112)            (112)
                             --------------------------------------------------------------------------------------

December 31, 1998            $1,500,000     $3,500,000     $      -     $(5,327,549)     $(220,093)       $(547,642)
                             ======================================================================================

See accompanying summary of accounting policies and notes to financial statements.

                GREEN FOOD PEREGRINE CHILDREN'S FOOD CO. LTD.

                         STATEMENTS OF CASH FLOWS
              Increase (Decrease) in Cash and Cash Equivalents

                                                  Year ended December 31,
                                              -----------------------------
                                                  1997              1998
                                                  ----              ----

Cash flows from operating activities:
  Net loss                                    $(1,462,983)      $(1,388,659)
  Adjustments to reconcile net loss to
   net cash used in operating activities:
    Depreciation and amortization                 412,410           388,823
    Provision for bad debts                         7,362            (3,743)
    Loss on disposal in cash fixed assets             868           138,519
    Increase (decrease) from changes in:
      Accounts receivable                        (146,986)           74,618
      Other receivable                             11,976           (84,296)
      Inventory                                   (28,216)           31,854
      VAT refund receivable                        (4,366)           31,525
      Prepaid expenses and other assets           (16,142)           12,652
      Accounts payable                           (155,411)          (31,962)
      Accrued expenses and other liabilities       87,780           273,383
                                              -----------------------------

Net cash used in operating activities          (1,293,708)         (557,276)
                                              -----------------------------

Cash flows from investing activities
  Purchase of equipment and machinery             (29,919)             (458)
                                              -----------------------------

Cash flows from financing activities:
  Repayment of bank loans                         (66,279)          (84,391)
  Proceeds of related party loans               1,509,776           529,066
                                              -----------------------------

Net cash provided by financing activities       1,443,497           444,675
                                              -----------------------------

Effect of exchange rate changes on cash             5,467              (112)
                                              -----------------------------

Net increase (decrease) in cash and cash
 equivalents                                      125,337          (113,171)

Cash and cash equivalents, beginning of year       58,186           183,523
                                              -----------------------------

Cash and cash equivalents, end of year        $   183,523       $    70,352
                                              =============================

Cash paid during the year:
  Interest                                    $   211,096       $   132,924
                                              =============================

See accompanying summary of accounting policies and notes to financial statements.

                GREEN FOOD PEREGRINE CHILDREN'S FOOD CO. LTD.

                       SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation

Green Food Peregrine Children's Food Co. Ltd. (the Company) is a foreign investment joint venture with registered capital of US$5 million and established under the law of People's Republic of China on July 13, 1993. As of December 31, 1997, investors equity included holdings of the Company by China Peregrine Food Corporation (CPFC), a U.S. Delaware company, accounted for 67.6% of total investors' equity, China National Green Food Company (a Chinese company) accounted for 30%, and AmerChina, a U.S. Illinois limited partnership, accounted of 2.4%. In February 1998, CPFC acquired the 2.4% AmerChina's equity interest in the Company and brought its equity interest in the Company to 70%.

The Company has been focusing on providing better nutrition for infants and children in China through the development of advanced food technology and marketing expertise from the West. Currently, the Company is marketing dairy products and a number of new and non-carbonated beverages for infants and school age children and has intended to operate in the cities with population more than 2 million throughout China.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As shown in the accompanying financial statements, the Company has suffered operating losses since inception and has an accumulated deficit of $5,327,549 and net investors' deficit of $547,642 at December 31, 1998. These factors give rise to substantial doubt about the Company's ability to continue as a going concern. Management's plan includes attempting to improve gross profit margins and obtain additional financing for funding the cash flow requirements of current operations and to meet its obligations as they become due. However, there can be no assurance that the Company will realize these plans described above. The accompanying financial statements do not include any provisions or adjustments, which might result from the outcome of the uncertainty discussed above.

Revenue Recognition

The Company recognizes revenue when the risk of loss for the product sold passes to the customer which is generally when goods are shipped.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Inventory

Inventory are stated at the lower of cost or market. Costs are determined on a weighted average basis.

Foreign Currency Translation and Transactions

The financial position and results of operations of the Company are determined using local currency as the functional currency. Assets and liabilities are translated at the prevailing exchange rate in effect at each year end. Contributed capital accounts are translated using the historical rate of exchange when capital was actually injected. Income statement accounts are translated at the average rate of exchange during the year. Translation adjustments arising from the use of different exchange rates from period to period are included in the cumulative translation adjustment account in investors' equity. Gains and losses resulting from foreign currency transactions are included in operations.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed primarily utilizing the straight-line method over the estimated useful lives of the assets as follows:

                                             Estimated Useful Life
                                                   (in years)
                                             ---------------------

Plant and building                                     20
Machinery and equipment                                10
Computer, office equipment and furniture                5
Vehicles                                                5

Maintenance, repairs and minor renewals are charged directly to expenses as incurred. Additions and betterment to property and equipment are capitalized. When assets are disposed of, the related cost and accumulated depreciation thereon are removed from the accounts and any resulting gain or loss is included in the statement of income.

VAT Refund Receivable

The Company is subject to value added tax (VAT) imposed by Chinese government on its domestic sales. The output VAT is 17% for sales of chocolate milk and 13% for sales of fresh milk. The input VAT is paid when the Company purchases raw materials. According to government regulation, the input VAT can be offset against output VAT. The VAT payable account balance is the amount of output VAT reduced by the amount of input VAT on a cumulative basis. VAT refund receivable is the excess of input VAT over output VAT.

Construction in Progress

The construction in progress is stated at cost. All direct costs relating to the construction of the plant are capitalized as long-term assets. No interest has been capitalized. The Company adopted the provisions of Statement of Financial Accounting Standards No. 121 (SFAS No. 121) "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which requires impairment losses to be recorded on long-lived assets being developed, based on fair value, when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Examples of indicators of impairment include a significant decrease in the market value of an asset, a significant change in the extent or manner in which an asset is used or a significant adverse change in legal or business factors that could affect the value of an asset.

Management assessed the fair value of the construction project in Beijing as of December 31, 1998 and determined that these assets had no future economic benefits, therefore, elected to write off the balance of $138,519 to zero and discontinued the project as of December 31, 1998.

Proprietary Technology

The proprietary technology composes mainly of patent and recipes for various milk products and other drinking products. The proprietary technology is amortized over a period of ten years starting from April 1995 when the Company began its commercial production in China.

Organizational expenses

Organizational expenses represents costs incurred in connection with the setting up of the Company and its plants in order to operate on a commercial basis. Such costs are capitalized and amortized over a period of five years from the date of commencement of business.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenue and expenses during the reporting period. Among the more significant estimates included in these financial statements are the estimated allowance for doubtful accounts receivable and the deferred income tax asset allowance. Actual results could differ from those estimates.

Accounts Receivable and Concentration of Credit Risk

The Company's main business is manufacturing and distribution. Sales are mainly for cash or on account. The Company reviews its accounts receivable on a regular basis to determine if any bad debt allowance is necessary at each year end. The Company maintains its cash accounts in high quality financial institutions.

Fair Value of Financial Instruments

The carrying amount of cash, trade accounts receivable, notes receivable, trade accounts payable and accrued payable are reasonable estimates of their fair value because of the short maturity of these items. The carrying amounts of the Company's credit facilities approximate fair value because the interest rates on these instruments are subject to change with market interest rates.

Income Taxes

The Company accounts for income taxes using the liability method, which requires an entity to recognize deferred tax liabilities and assets. Deferred income taxes are recognized based on the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements which will result in taxable or deductible amounts in future years. Further, the effects of enacted tax laws or rate changes are included as part of deferred tax expenses or benefits in the period that covers the enactment date. A valuation allowance is recognized if it is more likely than not that some portion, or all of, a deferred tax asset will not be realized.

New Accounting Standards Not Adopted Yet

 Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" (SFAS No. 131) supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," establishes standards for the way that public enterprises report information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS No.131 became effective for financial statements for periods beginning after December 15, 1997. Management believed that the adoption of SFAS No. 131 will have no significant impact on the Company's financial statement disclosures.

In February 1998, Statement of Financial Accounting Standards No. 132, "Employer's Disclosures about Pensions and Other Postretirement Benefits" (SFAS No. 132) amended the disclosure requirements for pensions and other postretirement benefits. The Company would not expect the adoption to have significant change on the Company's financial statement disclosures.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standard on January 1, 2001 to affect its financial statements.

The Accounting Standards Executive Committee issued Statement of Position ("SOP") 98-5 "Reporting on the Costs of Start-Up Activities" which will be effective for financial statements for fiscal years after December 15, 1998 and requires that costs of start-up activities, including organization costs, be expensed as incurred. In accordance with SOP 98-5, the Company will write off organizational expenses in 1999.

                GREEN FOOD PEREGRINE CHILDREN'S FOOD CO. LTD.

                       NOTES TO FINANCIAL STATEMENTS

NOTE 1.  INVENTORY

Inventory consists of:

                                                          December 31,
                                                     --------------------
                                                       1997         1998
                                                       ----         ----

Raw materials                                        $69,678      $40,252
Finished goods                                         7,869        5,441
                                                     --------------------

Total                                                $77,547      $45,693
                                                     ====================

NOTE 2.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of:

                                                      December 31,
                                               --------------------------
                                                  1997            1998
                                                  ----            ----

Plant and buildings                            $  495,661      $  495,727
Machinery                                       1,306,071       1,306,244
Computer, office equipment and furniture           74,174          74,301
Vehicles                                          236,567         236,598
Construction in progress                          138,501               -
                                               --------------------------

                                                2,250,974       2,112,870
Accumulated depreciation and amortization        (512,625)       (702,691)
                                               --------------------------

Property, plant and equipment, net             $1,738,349      $1,410,179
                                               ==========      ==========

NOTE 3.  BANK LOANS

Loan from Construction Bank of China

In 1993, the Company entered into a loan contract with Construction Bank of China, a state-owned commercial bank in China, to obtain a loan of RMB7,500,000 (approximately US$905,819), which matured on December 26, 1996 at an interest rate of 12.24% per annum. The loan contract was guaranteed by China National Green Food Company. The contract specified that the Bank would impose a penalty interest rate if the Company should fail to make proper repayments on a timely basis. The interest rate is subject to change based on the notices from the People's Bank of China on an annual basis.

On December 26, 1996, GFP failed to pay off the principal and relevant interest on a timely basis and was subject to a penalty interest rate of 16.43% per annum on the unpaid accumulated interest as of December 31, 1997. In June 1998, the Company renegotiated the loan and reached agreement with the Bank on a new repayment schedule. The Bank has agreed to extend the loan period up to December 31, 1999, specifying, as long as the Company completes the following repayment schedule, the Company would be released from penalty interest rate imposed on the interest calculation. The new repayment schedule is as follows:

RMB1,040,000 (approximately US$125,067)        before December 31, 1998
RMB8,595,000 (approximately US$1,038,069)      before December 31, 1999

As of December 31, 1998, the Company had the accrued interest payable of approximately RMB 2,895,000 (approximately US$349,693) and loan principal payable of RMB7,500,000 (US$905,939).

Loan from Development Bank of China

On December 1, 1994, the Company entered into a loan contract with Development Bank of China, a state-owned commercial bank in China, to obtain a loan of RMB2,700,000 (approximately US$325,300) which will mature on December 31, 2001 at interest rate of 9.9% per annum. The interest rate is subject to change based on notice from the People's Bank of China on an annual basis. The loan contract specified that the money should be used to the Company's Beijing plant and was guaranteed by Chongqing Hotel, an affiliate entity of China National Green Food Corporation. The loan contract stipulated that the Bank would have a right to impose a penalty interest rate if the Company uses the money for any other project. In addition, the loan contract also specified that the entire amount of RMB2,700,000 should be paid off in installment by December 31, 2001

In June 1998, the Company renegotiated the loan and reached agreement with the Bank on a new repayment schedule. The Bank has agreed that as long as the Company completes the following repayment schedules the Company would be released from any penalty interest rate imposed on the interest calculation. The new repayment schedule is as follows:

RMB750,000  (approximately US$90,582)        By September 20, 1998
RMB420,000  (approximately US$50,726)        By December 20, 1998
RMB420,000  (approximately US$50,726)        By March 20, 1999
RMB420,000  (approximately US$50,726)        By June 20, 1999
RMB420,000  (approximately US$50,726)        By September 20, 1999
RMB420,000  (approximately US$50,726)        By December 20, 1999
The remaining balance, if any                By December 31, 1999

As of December 31, 1998, the Company had accrued interest payable of approximately RMB1,160,000 (approximately US$140,119).

NOTE 4.  RELATED PARTY TRANSACTIONS

During 1998, CPFC provided the Company with RMB4,379,975 (US$529,066) in cash as working capital to support its operation. As of December 31, 1998, the entire balance was recorded as a non-interest bearing loan payable to CPFC.

NOTE 5.  INCOME TAXES

The Company is subject to Chinese Foreign Investment Enterprise Income Tax of 33%, of which 30% is attributed to the central government and 3% to the provincial government. As the Company has experienced operating losses since inception, no income tax was paid for the years 1998 and 1999.

Under the relevant income tax law, a foreign investment enterprise with an operating period of more than ten years is entitled to a 100% income tax credit for the initial two years a and 50% income tax credit for the following three years starting in the first year it has taxable income. In accordance with China's corporate income tax regulations, the Company had approximately $5.3 million of net operating loss carryforward available as of December 31, 1998. Net operating losses are carried forward for five years.

The components of the net deferred tax asset and liability are as follows:

                                                   December 31,
                                            ----------------------------
                                               1997             1998
                                               ----             ----

Deferred tax assets:
  Allowance for doubtful accounts           $     7,000      $     6,000
  Net operating loss carryforwards            1,303,000        1,741,000
  Valuation allowance                        (1,310,000)      (1,747,000)
                                            ----------------------------

                                            $         -      $         -
                                            ============================

Management is unable to determine whether the realization of the net deferred tax asset is more likely than not, therefore, a 100% valuation allowance has been established.

NOTE 6.  COMMITMENTS AND CONTINGENCIES

Commitments

The Company has leased the plant land and office building in Shanghai under operating leases expiring at June 30, 2043 and September 28, 1998, respectively. Future minimum rental payments required under operating leases that have an initial or a remaining lease term in excess of one year at December 31, 1998 are as follows:

Year ending December 31,                    Amount
------------------------                    ------

          1999                             $ 36,233
          2000                               36,233
          2001                               36,233
          2002                               36,233
          2003                               36,233
          Thereafter                        760,888
                                           --------

                                           $942,053
                                           ========

Rental expense for the years ended December 31, 1997 and 1998 was RMB330,000 (approximately US$38,806) and RMB300,000 (approximately US$36,234).